

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

Terry W. Rathert
Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 100
Houston, Texas 77060

> **Re:** **Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-12534**

Dear Mr. Rathert:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Terry W. Rathert
Newfield Exploration Company
March 31, 2009
Page 2

Form 10-K for the Fiscal Year Ended September 27, 2008

Definitive Proxy Statement on Schedule 14A filed March 16, 2009

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Incentive Compensation Awards, page 20

2.   We note that your allocation of incentive compensation plan awards among employees was based upon an employee's impact on your 2008 results (weighted approximately 50%) and overall value to your company including consideration of future expectations (weighted approximately 50%). Please describe how you determined the amount of incentive compensation awarded to each executive officer, including the material factors you considered in making the awards. In this regard, we note your disclosure at page 22.

Deferred Compensation Plan, page 33

3.   Please provide all of the information required by Item 402(i)(3) regarding your non-qualified deferred compensation, including any measures used for calculating interest or other plan earnings.

Non-Employee Director Compensation, page 39

4.   Please disclose the aggregate number of stock awards outstanding at fiscal year end held by each of your directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

5.   Please include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Terry W. Rathert (281-674-2571)